EXCELLON AND OTIS GOLD OBTAIN INTERIM ORDER

FOR PLAN OF ARRANGEMENT

Toronto, Ontario – March 16, 2020 – Excellon Resources Inc. (TSX: EXN, EXN.WT, OTC: EXLLF and FRA: E4X1) (“Excellon” or the “Company”) and Otis Gold Corp. (TSX-V: OOO, OTC: OGLDF, FRA: 4OG) (“Otis”) are pleased to announce the receipt of an interim order from the Supreme Court of British Columbia on March 13, 2020 (the “Interim Order”), in connection with Excellon’s previously announced acquisition of all of the issued and outstanding shares of Otis (the “Otis Shares”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). The Interim Order provides for, among other things, a meeting of Otis shareholders to consider and vote upon the Arrangement.

Arrangement

On February 24, Excellon entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Otis, whereby, subject to the terms and conditions of the Arrangement Agreement, Excellon will acquire all of the Otis Shares on the basis of 0.23 of an Excellon common share (an “Excellon Share”) for each Otis Share (the “Exchange Ratio”).

Benefits of the Arrangement

Excellon and all of its subsidiaries immediately following the completion of the Arrangement (the “Combined Company”) will be a well-financed precious metals producer with established silver production in Mexico and an attractive gold development project in the United States. The Arrangement is an initial step in Excellon becoming a larger multi-asset precious metals company with the following foundation for further growth:

●	Enhanced portfolio of projects: The Arrangement combines Platosa’s high-grade silver production with the high return and low risk Kilgore development project, creating a pipeline for growth. Furthermore, it adds two significantly undervalued gold assets, Kilgore and Oakley, to Excellon’s portfolio and amplifies the Combined Company’s exposure to precious metals in the early stages of an anticipated bull market.

●	Significant exploration upside: Active exploration on four key mineral trends including the CRD and Fresnillo epithermal silver trends in Mexico, the re-emerging Idaho gold region, and the historic Freiberg district in Saxony, all known for multi-million ounce precious metal discoveries.

●	Geographic diversification: Diverse, well-established mining jurisdictions across two continents, reducing single asset risk and positioning the Combined Company for further growth in North America.

●	Enhanced capital market profile: The Combined Company will be well financed with US$10 million in cash and available funds, with a pro forma combined market capitalization of approximately C$122 million (based on the basic outstanding shares of the Combined Company after giving effect to the Exchange Ratio and the price of the Excellon Shares immediately prior to the announcement of the Arrangement) and will be listed on the TSX. The Combined Company also intends to apply for a listing on the NYSE American LLC stock exchange (“NYSE American”) in the United States which may increase its capital markets presence, trading liquidity and shareholder base.

●	Re-rating potential: Expanded resource base and production growth profile of the Combined Company is expected to demand a more attractive valuation and provide re-rating potential in line with larger precious metals peers.

●	Proven board and management: Board and management that can discover, permit, finance, develop and operate mining assets to industry leading standards, with proven experience in North America.

The shareholders’ meetings to approve the Arrangement for each of Excellon and Otis will be held on April 17, 2020 with the record date set on March 13, 2020. Additional information about the Meetings will be included in a joint management information circular of Excellon and Otis (the “Circular”), which is expected to be filed on or about March 19, 2020 with materials to be mailed to shareholders of Excellon and Otis shortly thereafter. The Circular, letter of transmittal and related proxy materials will, in due course, be available on each of Otis’ and Excellon’s websites and SEDAR profiles. The Arrangement is expected to be completed in late April 2020.

Shareholder Questions

If you have any questions regarding the Arrangement please contact Laurel Hill Advisory Group, the proxy solicitation agent for Excellon and Otis, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com

Closing of Sprott Bridge-Loan

Excellon is also pleased to announce the closing of the previously announced US$6-million bridge-loan credit facility (the “Facility”) with Sprott Private Resource Lending II (Collector), LP (“Sprott Lending”). The Facility bears interest at 10% per annum, compounded and payable monthly, and due and payable in full on or before September 14, 2020. In consideration for the Facility, Excellon has issued 536,454 Excellon Shares (the “Subscribed Shares”) to Sprott Lending, representing 3% of the principal amount of the Facility based on a 10% discount to the 5-day volume weighted average trading price of Excellon Shares as of March 12, 2020. The Subscribed Shares will be subject to a hold period of four months and one day from the date of issuance under applicable securities laws.

Further Information

For further information regarding Excellon please contact:

Brendan Cahill, President & CEO or

Anna Ladd-Kruger, CFO & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

For further information regarding Otis Gold please contact:

Craig Lindsay, President & CEO or

Tony Perri, Manager, Investor Relations

Tel: (604) 683-2507

info@otisgold.com

www.otisgold.com

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. The Company is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

About Otis Gold

Otis Gold is a resource company focused on the acquisition, exploration, and development of precious metal deposits in Idaho, USA. Otis is currently developing its flagship property, the Kilgore Project, located in Clark County, Idaho and the Oakley Project, located in Cassia County, Idaho.

Additional details on Otis Gold’s properties are available at www.otisgold.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Canadian securities laws. Such statements in this press release include, without limitation, statements regarding the timing of the completion of the Transaction, synergies of the Transaction; the anticipated benefits of the Transaction to shareholders of Excellon and Otis Gold; the third-party approvals required to complete the Transaction; the conditions required to be satisfied to complete the Transaction; the ability of the companies to complete the Transaction on terms announced; the future results of operations of the Combined Company following the completion of the Transaction, the timing of the companies to hold their respective shareholders’ meetings; the expected timing to finalize, file and mail the joint management information circular; the proposed listing on the NYSE American; the intentions, plans and future actions of the companies participating in the transactions described herein; the board and management of the Combined Company; timing to list the common shares of Excellon on the NYSE American, performance and achievements of the Combined Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business and market trends and future operating revenues. Although the companies believe that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The companies caution investors that any forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability to satisfy the conditions required to complete the Transaction; the companies not being able to obtain third-party approvals; the Arrangement being terminated; variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The companies do not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.

The public disclosure filings of Excellon and Otis Gold may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the mineral properties of the Combined Company, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property.

This press release is not and is not to be construed in any way as, an offer to buy or sell securities in the United States. The distribution of the Excellon Shares in connection with the transactions described herein will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and the Excellon Shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Excellon Shares, nor shall there be any offer or sale of the Excellon Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.